UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 6)

                 INTERLINE RESOURCES CORPORATION
                 -------------------------------
                        (Name of Issuer)

                  Common Stock, $.005 par value
                  -----------------------------
                 (Title of Class of Securities)

                            458744109
                            ---------
                         (CUSIP Number)

                        Maurice D. Sabbah
                        Fortress Re, Inc.
                    262 East Morehead Street
                Burlington, North Carolina  27216
                               (910) 226-1144
             --------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                          July 19, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].



                        Page 1 of 5 Pages
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    CUSIP No.  458744109           13D           Page  2  of 5 Pages

 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maurice D. Sabbah

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                      (b)[ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*
         PF

 5   CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDINGS  IF  REQUIRED
     PURSUANT TO ITEMS 2(a) OR 2(b)                                      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

      NUMBER      7  SOLE VOTING POWER
        OF              2,370,416
      SHARES
    BENEFICIALLY  8  SHARED VOTING POWER
     OWNED BY
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING          2,370,416
      PERSON
       WITH      10 SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,370,416

12  CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
    SHARES*                                                              [X]
         (see Item 5)
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         16.61%

14  TYPE OF REPORTING PERSON*

         IN

          This Amendment No. 6 amends and supplements the statement on Schedule 13D filed by Maurice D. Sabbah and dated June 17, 1994, as amended (the "Schedule 13D") with respect to Common Stock, par value $.005 per share (the "Shares"), of Interline Resources Corporation, a Utah corporation (the "Company").

          Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

          Item 3 of the Schedule 13D is hereby amended to add the following information:

Item 3.   Source and Amount of Funds or Other Consideration.
- ------    -------------------------------------------------

          The amounts to be loaned to the Company pursuant to the July Note Purchase Agreement (as defined in Item 4) will be obtained from personal funds of the Filing Person.

          Item 4 of the Schedule 13D is hereby amended to add the following information:

Item 4.   Purpose of the Transaction.
- ------    --------------------------

          Pursuant to a Note Purchase Agreement dated as of July 19, 1996 between the Company and the Filing Person (the "July Note Purchase Agreement"), the Filing Person has agreed to lend up at $550,000 (and, in the Filing Person's sole discretion, up to an additional $450,000) of his personal funds to the Company. The Company's indebtedness to the Filing Person is evidenced by a 9-1/2% Senior Secured Note due September 1, 1996 (the "July Secured Note") held by the Filing Person. The loans are secured by the stock of certain subsidiaries of the Company. A copy of the July Note Purchase Agreement (which includes, as an exhibit thereto, the form of July Secured Note) is attached as an exhibit hereto and the foregoing summary is qualified in its entirety by reference thereto.

          The Filing Person intends to assess continually the market for the Shares. Depending upon such continuing assessment and future developments, including, but not limited to, the Company's financial condition and results of operations, the Filing Person may determine, from time to time or at any time, to purchase additional Shares through open market or privately negotiated purchases or to sell or otherwise dispose of some or all of his Shares on the open market or in privately negotiated transactions (subject to the restrictions on sales of shares imposed by the Securities Act of 1933 and other relevant provisions of the securities laws). In making such determinations, the Filing Person will also consider other business opportunities available to him, general economic conditions and money and stock market conditions.

                             3 of 5

          Except as set forth above, the Filing Person has no present plans or proposals which relate to or would result in any of the events set forth in paragraphs (a) through (j) of this Item.

          Item 5 of the Schedule 13D is hereby amended to add the following information.

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

          (a) The Filing Person currently beneficially owns an aggregate of 2,370,416 Shares (including the 67,750 Shares obtainable upon conversion of the Note and the 250,000 Shares obtainable upon exercise of the Warrant, but excluding an aggregate of 54,000 Shares owned by the Filing Person's wife, daughter and any Shares which might be obtained upon conversion of the Secured Note if it is not repaid by the Company on or before August 29, 1996, any Shares which might be obtained upon conversion of the May Secured Note, any Shares owned by Michael R. Williams which are subject to the Voting Agreement, and Shares obtainable upon conversion of the May Secured Note) which represent approximately 16.61% of the 14,268,802 Shares deemed to be then outstanding, as computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, for purposes of Schedule 13D and based upon the 13,951,052 Shares represented by the Company to be outstanding in the May Note Purchase Agreement. As of June 15, 1996, the Filing Person also is deemed to beneficially own the at least 801,282 Shares obtainable upon conversion of the May Secured Note by reason of Rule 13d-3(d)(1)(i). Since that time, the Filing Person has been deemed to beneficially own at least an aggregate of 3,171,698 Shares, which represent approximately 21.05% of the 15,070,084 Shares deemed to be then outstanding, as computed in accordance with Rule 13d-3.)

          (b) Except in connection with the May Note Purchase
Agreement and related matters, no transactions in securities of the Company have been effected during the past sixty days.

          Item 7 of the Schedule 13D is hereby amended to add the following information:

Item 7.   Material to be Filed as Exhibits.
- ------    --------------------------------

      Note Purchase Agreement      Exhibit A
      dated as of July 19, 1996

                             4 of 5

                            SIGNATURE
                            ---------



          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                             /s/Maurice D. Sabbah
                             --------------------------
                             Maurice D. Sabbah








Date:  July 24, 1996

                             5 of 5
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